Foghorn Taproom
Profit and Loss
January - December 2022

	Jan - Mar, 2022	Apr - Jun, 2022	Jul - Sep, 2022	Oct - Dec, 2022	Total
Income					
Sales	437,506.45	529,949.83	519,658.87	454,227.41	1,941,342.56
Sales Tax	-25,549.00	-39,951.00	-39,076.00	-39,562.00	-144,138.00
Total Sales	$ 411,957.45	$ 489,998.83	$ 480,582.87 $	414,665.41 $	1,797,204.56
Total Income	$ 411,957.45	$ 489,998.83	$ 480,582.87 $	414,665.41 $	1,797,204.56
Cost of Goods Sold					
COGS - Beer & Wine	21,371.59	35,686.20	30,968.82	33,841.51	121,868.12
COGS - Food	90,019.35	117,791.71	125,528.94	98,196.80	431,536.80
Total Cost of Goods Sold	$ 111,390.94	$ 153,477.91	$ 156,497.76 $	132,038.31 $	553,404.92
Gross Profit	$ 300,566.51	$ 336,520.92	$ 324,085.11 $	282,627.10 $	1,243,799.64
Expenses					
100 Payroll Expenses					0.00
101 Wages	189,931.11	216,401.87	257,266.45	228,924.95	892,524.38
103 Health Insurance	9,513.39	9,513.39	7,432.03	6,588.05	33,046.86
104 Workers Comp Insurance	-13,557.00	-894.00	1,750.00	3,126.76	-9,574.24
105 Payroll Taxes - Employer	18,917.36	16,851.12	21,244.92	16,949.02	73,962.42
Total 100 Payroll Expenses	$ 204,804.86	$ 241,872.38	$ 287,693.40 $	255,588.78 $	989,959.42
200 Rent or Lease					0.00
201 Rent	20,682.00	20,682.00	20,682.00	21,258.00	83,304.00
202 Dishwasher Rental	2,154.56	2,066.43	1,380.57	1,494.67	7,096.23
203 Fridge Rental	1,127.50	1,512.50	302.50	1,615.00	4,557.50
Total 200 Rent or Lease	$ 23,964.06	$ 24,260.93	$ 22,365.07 $	24,367.67 $	94,957.73
300 Utilities					0.00
Garbage	3,398.80	3,338.34	3,338.34	3,639.17	13,714.65
Internet	870.72	869.08	886.76	884.24	3,510.80
PG&E	6,380.54	6,604.00	7,500.23	7,401.46	27,886.23
Water	1,514.33	2,087.85	2,137.87	2,061.55	7,801.60
Total 300 Utilities	$ 12,164.39	$ 12,899.27	$ 13,863.20 $	13,986.42 $	52,913.28
400 Bank Charges					0.00
Bank Fees	9.00	6.90			15.90
Interest Expense	1,477.33	1,436.91	1,583.93	2,093.89	6,592.06
Total 400 Bank Charges	$ 1,486.33	$ 1,443.81	$ 1,583.93 $	2,093.89 $	6,607.96
500 Repairs & Maintenance Services					0.00
Janitorial Services	5,320.00	6,550.00	10,490.00	10,472.00	32,832.00
Outside Services	971.30	988.02	5,506.99		7,466.31
Repairs & Maintenance	10.84	945.00	1,064.97	4,545.86	6,566.67
Total 500 Repairs & Maintenance Services	$ 6,302.14	$ 8,483.02	$ 17,061.96 $	15,017.86 $	46,864.98
600 Dues & Subscriptions					0.00
DirectTV	1,319.94	1,319.94	1,121.20	2,587.51	6,348.59
Music	83.87	110.82	63.89		258.58
POS	910.00	915.00	975.00	1,040.00	3,840.00
Quickbooks	240.00	240.00	250.00	91.77	821.77
Total 600 Dues & Subscriptions	$ 2,553.81	$ 2,585.76	$ 2,410.09 $	3,719.28 $	11,268.94
700 Depreciation & Amortization Expense				32,875.00	32,875.00
800 Taxes & Licenses					0.00
Franchise Tax	800.00				800.00
Local Taxes	2,263.00	58.00	2,071.41		4,392.41
Permits & Licenses	475.00			-435.00	40.00
Total 800 Taxes & Licenses	$ 3,538.00	$ 58.00	$ 2,071.41 -$	435.00 $	5,232.41
Advertising/Marketing/Promotional	220.72	98.98	854.40		1,174.10
Legal & Professional Services		650.00	400.00		1,050.00
Liability Insurance	1,749.12	845.81	3,635.92	1,865.52	8,096.37
Shift Meals				33,458.00	33,458.00
Supplies & Materials	-706.52	1,081.36	2,371.85	2,240.44	4,987.13
Travel		38.02			38.02
Total Expenses	$ 256,076.91	$ 294,317.34	$ 354,311.23 $	384,777.86 $	1,289,483.34
Net Operating Income	$ 44,489.60	$ 42,203.58	-$ 30,226.12 -$	102,150.76 -$	45,683.70
Other Income					
Interest Earned	0.64	2.60	2.52	0.99	6.75
Total Other Income	$ 0.64	$ 2.60	$ 2.52 $	0.99 $	6.75
Net Other Income	$ 0.64	$ 2.60	$ 2.52 $	0.99 $	6.75
Net Income	$ 44,490.24	$ 42,206.18	-$ 30,223.60 -$	102,149.77 -$	45,676.95

Foghorn Taproom
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Foghorn1	10,529.34
Foghorn2	500.00
Savings	0.11
Total Bank Accounts	**$ 11,029.45**
Other Current Assets	
Cash on Hand	3,340.55
Total Other Current Assets	**$ 3,340.55**
Total Current Assets	**$ 14,370.00**
Fixed Assets	
Furniture & Fixtures	23,233.95
Accumulated Depreciation	-23,233.95
Total Furniture & Fixtures	**$ 0.00**
Intangible Assets	
Accumulated Amortization	4,113.59
Goodwill	140,000.00
Leasehold Agreement	2,050.00
Liquor License	10,455.00
Total Intangible Assets	**$ 156,618.59**
Leasehold Improvements	112,168.00
Accumulated Depreciation	-69,171.00
Total Leasehold Improvements	**$ 42,997.00**
Machinery & Equipment	54,761.46
Accumulated Depreciation	-54,761.46
Total Machinery & Equipment	**$ 0.00**
Total Fixed Assets	**$ 199,615.59**
Other Assets	
Security Deposits	12,000.00
Total Other Assets	**$ 12,000.00**
TOTAL ASSETS	**$ 225,985.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Main Credit	-239,440.00
Ender Credit	233,073.91
Total Main Credit	**-$ 6,366.09**
Total Credit Cards	**-$ 6,366.09**
Total Current Liabilities	**-$ 6,366.09**
Long-Term Liabilities	
Family Loan	0.00
SBA Disaster Loan	38,177.53
SBA Loan	92,857.92
SBA PPP Loan	0.00
Total Long-Term Liabilities	**$ 131,035.45**
Total Liabilities	**$ 124,669.36**
Equity	
Partner Contributions	
Partner Contributions - D. Heft	84,000.00
Partner Contributions - E. Markal	87,000.00
Total Partner Contributions	**$ 171,000.00**
Retained Earnings	-24,006.82
Net Income	-45,676.95
Total Equity	**$ 101,316.23**
TOTAL LIABILITIES AND EQUITY	**$ 225,985.59**

Foghorn Taproom
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-45,676.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Furniture & Fixtures:Accumulated Depreciation	8,574.95
Intangible Assets:Accumulated Amortization	-22,629.59
Leasehold Improvements:Accumulated Depreciation	22,434.00
Machinery & Equipment:Accumulated Depreciation	23,133.46
Main Credit	-6,993.93
Main Credit:Ender Credit	6,860.61
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 31,379.50
Net cash provided by operating activities	-$ 14,297.45
INVESTING ACTIVITIES	
Intangible Assets:Liquor License	-455.00
Net cash provided by investing activities	-$ 455.00
FINANCING ACTIVITIES	
SBA Disaster Loan	-122.47
SBA Loan	-21,439.54
Retained Earnings	34,820.18
Net cash provided by financing activities	$ 13,258.17
Net cash increase for period	-$ 1,494.28
Cash at beginning of period	12,523.73
Cash at end of period	$ 11,029.45

Thursday, Nov 16, 2023 12:55:13 PM GMT-8